September 22, 2006

Ryan C. Milne
U.S. Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549 USA

Dear Mr Milne:

RE: Raven Gold Corp. Item 4.01 Form 8-K Filed September 19, 2006

We have read the comment letter regarding Raven Gold Corp’s Item 4.01 Form 8-K filed September 19, 2006 and in accordance to the letter acknowledge the following:

1)	The company is responsible for the adequacy and accuracy of the disclosure in the filing.

2)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

3)	The company may not assert staff comments as a defense in a preceding by the Commission or any person under the federal securities law of the United States.

Sincerely,

By:	/s/ Gary Haukeland
Gary Haukeland